UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. ___)

AMEDICA CORPORATION

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

023435100

(CUSIP Number)

July 8, 2016

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: [X] Rule 13d-1(c)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 4 Pages

CUSIP No. 023435100	13G	Page 2 of 4 Pages

1.     NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Alpha Capital Anstalt

2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3.     SEC USE ONLY

4.     CITIZENSHIP OR PLACE OF ORGANIZATION

Liechtenstein

5.     SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 1,689,708 Common Stock*

6.     SHARED VOTING POWER - None

7.     SOLE DISPOSITIVE POWER – 1,689,708 shares of Common Stock*

8.     SHARED DISPOSITIVE POWER – None

9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

1,689,708 shares of Common Stock*

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                  ☒

The aggregate amount in Row 9 represents the maximum amount of shares that Alpha Capital Anstalt (“Alpha”) can beneficially control under a contractually stipulated 9.9% ownership restriction. The full conversion and/or exercise of Alpha’s securities would exceed this restriction.

11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

9.9%

12.    TYPE OF REPORTING PERSON

CO

* Based on a number of outstanding equal to 16,914,001 shares, which assumes no conversion of the Series A Preferred Stock and no exercise of the Series E Warrants; [35,306,001 shares outstanding upon full conversion of the Series A Preferred Stock and full exercise of the Series E Warrants]

CUSIP No. 023435100	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Amedica Corporation

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

1885 West 2100 South, Salt Lake City, Utah 84119

ITEM 2 (a) NAME OF PERSON FILING: Alpha Capital Anstalt

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

Lettstrasse 32, 9490 Vaduz, Liechtenstein

ITEM 2 (c) CITIZENSHIP: Liechtenstein

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, $0.01 par value

ITEM 2 (e) CUSIP NUMBER: 023435100

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 1,689,708 Shares of Common Stock

(b) PERCENT OF CLASS: 9.9%*

* The Reporting Person’s beneficial ownership of 1,689,708 shares of Common Stock constitutes 9.9% of all the outstanding shares of Common Stock, based upon 16,914,001 shares of Common Stock outstanding as reported by the Issuer in its most recent Form 8-K. Alpha Capital Anstalt (“Alpha”) owns Class A and B Units consisting of shares of Common Stock (“Shares”), Warrants and Preferred Stock, respectively, which are convertible into shares of Common Stock pursuant to the terms of the Preferred Stock (“Preferred Stock) and Warrants (“Warrants”). The conversion of the Preferred Stock and exercise of the Warrants are limited, pursuant to the terms of such instruments, to that number of shares of Common Stock which would result in the Reporting Persons having beneficial ownership of 9.9% of the total issued and outstanding shares of Common Stock (the “Ownership Limitation”). In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares of Common Stock into which the Preferred Stock are convertible and Warrants are exercisable is limited pursuant to the Ownership Limitation, the Reporting Person disclaims beneficial ownership of any and all shares of Common Stock that would cause any Reporting Person’s beneficial ownership to exceed the Ownership Limitation.

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

(i) SOLE POWER TO VOTE OR DIRECT THE VOTE

1,689,708 Shares

(ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

CUSIP No. 023435100	13G	Page 4 of 4 Pages

(iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

1,689,708 Shares

(iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

CUSIP No. 023435100	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 13, 2016
(Date)

/s/ Konrad Ackerman
(Signature)

Konrad Ackerman, Director
(Name/Title)